August 11, 2015

Re:	C1 Financial, Inc. Registration Statement on Form S-1 Registration No. 333-206107

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, C1 Financial, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 1:00 P.M. Eastern Standard Time on August 13, 2015 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2	August 11, 2015

Very truly yours, /s/ Cristian A. Melej
Cristian A. Melej Chief Financial Officer C1 Financial, Inc.

VIA EDGAR

(Signature page to Acceleration Request)

August 11, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Attention: Chris Dunham

Re:	C1 Financial, Inc. Form S-1 Registration Statement Registration No. 333-206107

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of C1 Financial, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 1:00 P.M., Eastern Time, on August 13, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have not distributed any copies of the Preliminary Prospectus dated August 11, 2015 (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we confirm that we are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Raymond James & Associates, Inc.

By:	/s/ Douglas F. Secord
Authorized Signatory

[Signature Page to Acceleration Request]